

February 19, 2013

<u>Via E-Mail</u>
Mr. Jonathan E. Baliff
Chief Financial Officer
Bristow Group, Inc.
2103 City West Boulevard, 4th Floor
Houston, Texas 77042

> **Re: Bristow Group, Inc.**
> **Form 10-K for the Year Ended March 31, 2012**
> **Filed May 23, 2012**
> **Form 10-Q for the Quarter Ended June 30, 2012**
> **Filed August 6, 2012**
> **Response Letters dated December 4, 2012 and January 22, 2013**
> **File No. 001-31617**

Dear Mr. Baliff:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lyn Shenk for

Linda Cvrkel
Branch Chief